Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

June 27, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.
USA 20549

SUPPL

02042434

Attn: Filing Desk

Dear Sirs:

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Re: Montoro Resources Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934 - File No. 82-3999

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period May 1 - 31, 2002.

1) May 1, 2002 letter to Canadian Venture Exchange ("CDNX") c/w News Release as disseminated;
2) May 1, 2002 letter to B.C. Securities Commission ("BCSC") c/w Form 53-901F as filed;
3) May 14, 2002 letter to CDNX c/w News Release as disseminated;
4) May 14, 2002 letter to BCSC c/w Form 53-901F as filed;

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

Gary Musil
President/Director

GM/rm

Enclosures

Received as above
per: ____________
Print Name

SEC MAIL PROCESSING RECEIVED
JUL 05 2002
WASH. D.C. 155 SECTION

dlw 7/12

File : 82-5979

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

May 1, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated May 1, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
   1550 – 609 Granville Street
   Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
   500 – 789 W. Pender Street (Fax: 604-689-1106)
   Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c. - B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

May 1, 2002

CDNX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

MONTORO COMPLETES PROPERTY AGREEMENT ON BATHURST, N.B. - COBALT PROSPECT

Further to our News Release of April 1 & 16 and the TSX Venture Exchange acceptance for filing notice dated April 19, 2002 Montoro Resources Inc. (the "Company") is pleased to announce the first stage completion of the property acquisition. The Company has issued 150,000 common shares subject to a one-year hold period expiring April 19, 2003.

GEOLOGICAL REPORT, AND WORK PROGRAM

The Company has received a Geological Report on the Bathurst, New Brunswick Malachite Property. The property contains two separate but contiguous mining blocks containing a total of 37 claim units covering approx. 686 hectares. The property contains two known mineralized zones. Because of elevated assay results for copper and cobalt and the localized nature of previous work, a comprehensive property wide exploration program is recommended and will be initiated. A two phase program is being planned with work to begin before mid June 2002. Work will include a picket line grid, magnetic and VLF geophysical surveys, and a 25 metre spaced B-Horizon soil sampling program. New anomalous areas will be trenched and sampled and detailed geological mapping will be completed over the cut grid. This first stage work program is to be completed before September 30, 2002 at which time the Company will have earned a 25% interest in the property.

ON BEHALF OF THE BOARD

Gary Musil,
President/Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

May 1, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of May 1, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

May 1, 2002

ITEM 3. PRESS RELEASE

Issued May 1, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce the first stage completion of the property acquisition and has received a Geological Report on the Bathurst, New Brunswick Malachite Property.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Montoro Completes Property Agreement on Bathurst, N.B. - Cobalt Prospect

Further to our News Release of April 1 & 16 and the TSX Venture Exchange acceptance for filing notice dated April 19, 2002 Montoro Resources Inc. (the "Company") is pleased to announce the first stage completion of the property acquisition. The Company has issued 150,000 common shares subject to a one-year hold period expiring April 19, 2003.

Geological Report, and Work Program

The Company has received a Geological Report on the Bathurst, New Brunswick Malachite Property. The property contains two separate but contiguous mining blocks containing a total of 37 claim units covering approx. 686 hectares. The property contains two known mineralized zones. Because of elevated assay results for copper and cobalt and the localized nature of previous work, a comprehensive property wide exploration program is recommended and will be initiated. A two phase program is being planned with work to begin before mid June 2002. Work will include a picket line grid, magnetic and VLF geophysical surveys, and a 25 metre spaced B-Horizon soil sampling program. New anomalous areas will be trenched and sampled and detailed geological mapping will be completed over the cut grid. This first stage work program is to be completed before September 30, 2002 at which time the Company will have earned a 25% interest in the property.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 1st day of May, 2002.

File # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

May 14, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated May 14, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c. - B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

May 14, 2002

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

MONTORO SIGNS LETTER OF INTENT TO ACQUIRE PERU GOLD PROSPECT

Montoro Resources Inc. ("MNQ") is pleased to announce the signing of a Letter of Intent ("LOI") with S.M.R.L. Campanario No. 2 ("Campanario") of Peru to acquire a 140 hectare gold prospect property 300km northwest of Arequipa, Peru.

Terms of the LOI provides for staged payments totalling $120,000 over two years and a Net Profit of the precious metals recovered after deducting capital and operating expenses.

The prospect property has seen limited exploration and small scale surface and underground production returning gold values in the range of 20 to 30 g/t gold. Montoro is also negotiating for further acreage surrounding this prospect.

Further details on the property and its significant geological features will be released upon signing a formal agreement, completing due diligence and receipt of an independent geological report.

The acquisition is subject to TSX Venture Exchange and regulatory approvals.

OTHER:

Montoro currently owns a nickel/copper/PGM prospect located in the South Raglan Trend area of northern Quebec, south of the Raglan nickel-copper mine (19.502 Mt @ 2.85% Ni and 0.78% Cu) operated by Falconbridge Ltd.

In addition the Company has signed an agreement to acquire a 50% interest in a cobalt/copper prospect near Bathurst, New Brunswick.

ON BEHALF OF THE BOARD

Gary Musil,
President/Director

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

May 14, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of May 14, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

May 14, 2002

ITEM 3. PRESS RELEASE

Issued May 14, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce the signing of a Letter of Intent with S.M.R.L. Campanario No. 2 of Peru to acquire a 140 hectare gold prospect property 300km northwest of Arequipa, Peru.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

MONTORO SIGNS LETTER OF INTENT TO ACQUIRE PERU GOLD PROSPECT

Montoro Resources Inc. ("MNQ") is pleased to announce the signing of a Letter of Intent ("LOI") with S.M.R.L. Campanario No. 2 ("Campanario") of Peru to acquire a 140 hectare gold prospect property 300km northwest of Arequipa, Peru.

Terms of the LOI provides for staged payments totalling $120,000 over two years and a Net Profit of the precious metals recovered after deducting capital and operating expenses.

The prospect property has seen limited exploration and small scale surface and underground production returning gold values in the range of 20 to 30 g/t gold. Montoro is also negotiating for further acreage surrounding this prospect.

Further details on the property and its significant geological features will be released upon signing a formal agreement, completing due diligence and receipt of an independent geological report.

The acquisition is subject to TSX Venture Exchange and regulatory approvals.

OTHER:

Montoro currently owns a nickel/copper/PGM prospect located in the South Raglan Trend area of northern Quebec, south of the Raglan nickel-copper mine (19.502 Mt @ 2.85% Ni and 0.78% Cu) operated by Falconbridge Ltd.

In addition the Company has signed an agreement to acquire a 50% interest in a cobalt/copper prospect near Bathurst, New Brunswick.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 14th day of May, 2002.